                                                                    Exhibit 12.1


                              Fingerhut Companies, Inc.
                  Computation of Ratio of Earnings to Fixed Charges
                            (in thousands, except ratios)

                                      Thirty-nine weeks ended                             Fiscal Year Ended
                                      ------------------------    ------------------------------------------------------------------
                                       Sept. 25,    Sept. 26,      Dec. 26,      Dec. 27,      Dec. 29,      Dec. 30,      Dec. 31,
                                        1998(a)      1997(b)         1997          1996          1995          1994          1993
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
Earnings (loss) from continuing
  operations before income
  taxes and extraordinary items(c).   $  (31,970)   $    3,640    $   58,989    $   32,445    $   68,857    $   67,423    $  109,880

Add:
  Fixed charges:
    Interest on indebtedness and
    amortization of debt
    expense   . . . . . . . . . . .       15,863        21,643        28,630        32,739        29,353         25,711       34,852

    Interest factor on rental
    expense   . . . . . . . . . . .        8,223         8,304        11,162        11,588        12,815        13,253        13,027
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Total fixed charges   . . . . . .       24,086        29,947        39,792        44,327        42,168        38,964        47,879
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------

Less: Capitalized interest  . . . .           --            --            --        (3,869)       (2,233)           --            --
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------

Total available earnings (loss) . .   $   (7,884)   $   33,587    $   98,781    $   72,903    $  108,792    $  106,387    $  157,759
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------

Ratio of earnings to fixed
  charges   . . . . . . . . . . . .           --(d)       1.1x          2.5x          1.6x          2.6x          2.7x          3.3x


---------------
(a) Fifty-two weeks ended September 25, 1998 ratio of earnings to fixed charges is 1.7 (2.7 excluding non-recurring charge of $38.1 million).
(b) Fifty-two weeks ended September 26, 1997 ratio of earnings to fixed charges is 2.1.
(c) Reflects the restatement of all prior years and periods presented to account for Metris Companies Inc. ("Metris"), an 83% owned subsidiary, as discontinued operations as a result of the tax-free spin-off of Metris effective September 25, 1998.
(d)  Earnings were inadequate to cover fixed charges by $32.0 million.
     Excluding the non-recurring charge of $38.1 million taken by us in the third quarter, the pro forma ratio of earnings to fixed charges would have been 1.3.


M1:439951.01